UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 3*


                          UNIVISION COMMUNICATIONS INC.
________________________________________________________________________________
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                    914906102
________________________________________________________________________________
                                 (CUSIP Number)

                                Joaquin Balcarcel
                              GRUPO TELEVISA, S.A.
                          Av. Vasco de Quiroga No.2000,
                               Edificio A, Piso 4,
                       Colonia Santa Fe 01210, Mexico, DF
                                 525-55-261-2000

                                      COPY:

                            Joshua R. Cammaker, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                  212-403-1000

________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 11, 2006
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 914906102                                                          13D
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         1. Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Grupo Televisa, S.A.
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         2. Check the Appropriate Box if a Member of a Group (See Instructions)


            (a)..............................................................|_|

            (b)..............................................................|X|
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         3.         SEC Use Only................................................
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         4.         Source of Funds (See Instructions)

                    WC, BK, OO
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         5.         Check if Disclosure of Legal Proceedings Is Required

                    Pursuant to Items 2(d) or 2(e)...........................|_|
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         6.         Citizenship or Place of Organization

                    Mexico
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Number Of           7.       Sole Voting Power
Shares Bene-
ficially Owned               39,289,534(1)(2)
By Each
Reporting
Persons With
                    ------------------------------------------------------------
                    8.       Shared Voting Power

                             0
                    ------------------------------------------------------------
                    9.       Sole Dispositive Power

                             39,289,534(1)(2)
                    ------------------------------------------------------------
                    10.      Shared Dispositive Power

                             (0)
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        11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                    39,289,534(1)(2)
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       12.          Check if the Aggregate Amount in Row (11) Excludes Certain

                    Shares (See Instructions) ...............................|X|
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       13.          Percent of Class Represented by Amount in Row (11)

                    11.4% (3)
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CUSIP No. 914906102                                                          13D
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       14. TYPE OF REPORTING PERSON (See Instructions)

           CO
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(1) The filing of this Schedule 13D shall not be construed as an admission by Grupo Televisa, S.A. that it or any of its affiliates is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act.

(2) Of this number, 6,000,000 shares of Class A Common Stock and a warrant entitling the holder to purchase an additional 100,000 shares were issued to Televisa on or about April 16, 2002, upon the closing of the Fonovisa Purchase Transaction described in Item 4 of the Statement on
         Schedule 13D filed with the Securities and Exchange Commission on February 25, 2002. This number does not include, and Grupo Televisa, S.A. disclaims beneficial ownership of, any shares which may be beneficially owned by persons set forth on Schedule 1 hereto. This number excludes any shares beneficially owned by any other person set forth in the third paragraph under Item 4 herein, and Grupo Televisa, S.A. disclaims beneficial ownership of any such shares.

(3) 11.4% when calculated on a diluted basis, based on 305,537,547 shares of common stock of the Issuer outstanding as of April 20, 2006, as reported on the Issuer's Form 10-Q filed on May 10, 2006, and 39,339,700 outstanding warrants.

                  This Amendment No. 3 (this "Amendment") further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 25, 2002, by and on behalf of Grupo Televisa, S.A., a Mexican corporation ("Televisa"), with respect to shares of Class A common stock, par value $.01 per share (the "Class A Stock"), of Univision Communications Inc., a Delaware corporation (the "Issuer"), as previously amended by Amendment No. 1 hereto, filed with the Securities and Exchange Commission on April 19, 2006, and Amendment No. 2 hereto, filed with the Securities and Exchange Commission on April 27, 2006. The principal executive offices of the Issuer are located at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D dated February 25, 2002, as amended. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated February 25, 2002, as amended, shall remain unchanged.

ITEM 4.  Purpose of Transaction.

                  The information contained in Item 4 of the Statement on
Schedule 13D dated February 25, 2002, as amended, is hereby amended and supplemented by replacing the last three paragraphs thereof with the following:

                  The Issuer has announced a decision by its board of directors to engage in a process to explore the Issuer's strategic alternatives to enhance shareholder value, including the possible sale of the Issuer. In light of this, Televisa is considering various alternatives to determine what, if any, course of action it may pursue, including possible plans or proposals that relate to some of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. The board of directors of Televisa held a meeting on April 27, 2006 and authorized Emilio Azcarraga, Chairman of the Board, President and Chief

Executive Officer of Televisa, and Alfonso de Angoitia, Executive Vice President of Televisa, in their judgment to enter into a group with others and to make a plan or proposal for a transaction with the Issuer which, if successful, would involve an increase in Televisa's minority shareholding of the Issuer. By announcing this action by the Televisa board, it should not be understood that Televisa is undertaking an obligation to report on each step of a potential transaction.

                  Televisa, pursuant to such authority, and Bain Capital Partners, LLC, Blackstone Management Associates V, LLC, Carlyle Investment Management, L.L.C., Cascade Investment, L.L.C., and Kohlberg Kravis Roberts & Co. L.P. have decided to work together for the purpose of making such a plan or proposal.

                  On April 21, 2006 and pursuant to its rights as holder of all of the Issuer's outstanding Class T shares, Televisa designated Mr. Ricardo Maldonado, Secretary of the Board of Directors of Televisa, as the Class T director of the Issuer to fill the vacancy created by the resignation in May, 2005 of the previous Class T director.

                  Except as indicated in this Schedule 13D, none of Televisa, or to the best of Televisa's knowledge, anyone listed on Schedule 1 hereto currently has any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D; however, Televisa may develop or consider such plans or proposals in the future.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4 above.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 2006                     GRUPO TELEVISA, S.A.

                                           By:   /s/ Joaquin Balcarcel
                                              ------------------------------
                                              Name:  Joaquin Balcarcel
                                              Title: Vice President and General
                                                     Counsel

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